Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,
	2009	2010	2011	2012	2013
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$224,705	$307,219	$408,669	$435,331	$580,575
Add: Fixed charges	74,750	97,991	110,946	120,321	133,511
Amortization of interest capitalized	715	729	739	755	816
Distributed income of equity investees	4,558	4,853	5,598	7,793	3,274
Less: Interest capitalized	(3,510)	(2,943)	(3,174)	(6,195)	(14,339)
Total earnings	$301,218	$407,849	$522,778	$558,005	$703,837

FIXED CHARGES:
Interest expense	$69,847	$93,436	$105,695	$111,786	$116,124
Interest capitalized	3,510	2,943	3,174	6,195	14,339
Debt amortization expense	1,112	1,401	1,831	2,087	2,424
Rent expense representative of interest factor	281	211	246	253	624
Total fixed charges	$74,750	$97,991	$110,946	$120,321	$133,511
Ratio of earnings to fixed charges	4.0	4.2	4.7	4.6	5.3

*    Excludes income from equity investments.